UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-38631

MicroCloud Hologram Inc.

(Exact Name of Registrant as Specified in its Charter)

Room 302, Building A, Zhong Ke Na Neng Building,

Yue Xing Sixth Road, Nanshan District, Shenzhen,

People’s Republic of China 518000

(Address of principal executive offices, including Zip Code)

+86 (0755) 2291 2036

(Registrant’s telephone number, including area code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

EXHIBIT INDEX

Exhibit No.	Description of Document
99.1	Press Release issued by MicroCloud Hologram Inc. on March 21, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MicroCloud Hologram Inc.

By:	/s/ Guohui Kang
Name:	Guohui Kang
Title:	Chief Executive Officer

Dated: March 21, 2025

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